To the Board of Trustees of
The Huntington VA Funds:


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the Huntington VA Funds' (the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of July 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestations standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2001 and with respect to agreement of security purchase and sales, for the period from March 31, 2001 (the date of our last examination) through July 31, 2001:

        1. Confirmation of all securities held as of July 31, 2001 by institution in book entry form by the Federal Reserve Bank, Bank of New York and Depository Trust Corporation (sub-custodians to the Funds), without prior notice to management;

        2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of the underlying trade ticket or broker confirmation;

        3. Reconciliation of all such securities to the books and records of the Funds and the Huntington Trust Company, N.A.;

        4. Confirmation of all repurchase agreements as of July 31, 2001 with brokers/banks and agreement of underlying collateral with the Huntington Trust Company, N.A. records; and

        5. Agreement of selected security purchases and sales since March 31, 2001, from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001, and for the period from March 31, 2001 through July 31, 2001, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects.


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                                       2


This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
September 11, 2001

September 11, 2001



    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Huntington VA Income Equity Fund and VA Growth (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001 and for the period from March 31, 2001 (date of the last examination) through July 31, 2001, with respect to securities reflected in the investment accounts of the Fund.


Sincerely,




Rick Shea
Vice President
Trust Operations

September 11, 2001



    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Huntington VA Income Equity Fund and VA Growth (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001 and for the period from March 31, 2001 (date of the last examination) through July 31, 2001, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,




Chris Salfi
Treasurer and Chief Financial Officer